February 8, 2012

Via EDGAR, Facsimile and Federal Express

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4720

Washington, D.C. 20549

Attention: Christian Windsor

Re:	Wintrust Financial Corporation Form 10-K for the fiscal year ended December 31, 2010 Filed March 1, 2011 Response dated December 20, 2011 File No. 001-35077

Ladies and Gentlemen:

On behalf of Wintrust Financial Corporation (“the “Company” or “Wintrust”), I am writing in response to the comments contained in the comment letter dated January 30, 2012 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 10-K”), and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 (the “Second Quarter 10-Q”). For your convenience, three (3) courtesy copies of this letter are also being delivered, by Federal Express, to John P. Nolan.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by our response. Please note that this letter does not include information regarding the Company’s results for the year ended December 31, 2011, as such results are not yet available.

Form 10-K for the Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Note (23) Fair Value of Financial Instruments, page 133

1. We note from your response to comment 1 from our letter dated December 1, 2011 that you obtain an independent auditor’s report for your outside service provider regarding its controls over the valuation of securities that you classify in Level 2 of the fair value hierarchy.

•	Please explain the time period to which the report relates and how you update your understanding of controls at interim periods and any periods in the year not covered by the report.

We received and reviewed our outside provider’s independent auditor’s “Report on Controls Placed in Operation and Tests of Operating Effectiveness” (“SAS 70”). This SAS 70 was for the period November 1, 2009 through October 31, 2010 and was issued by our outside provider’s independent auditor on December 20, 2010. With respect to the interim period from November 1, 2010 to December 31, 2010, as discussed in our responses to Comments 3 and 4 in our letter dated December 20, 2011, we reviewed the pricing of each Level 2 security received from our outside provider on a monthly basis and during these reviews, if deemed necessary, Management questioned a security valuation supplied by the outside provider. Where a valuation was questioned, we obtained pricing from another third party vendor. For the months of November and December of 2010, these valuations uniformly substantiated the valuation provided by our outside provider. Since these challenges validated the pricing of the Level 2 securities, these challenges did not change our assessment of the outside provider’s internal controls as documented in their independent auditor’s SAS 70.

•

Please clarify whether the independent auditor’s report relates to all types of securities disclosed by you in Level 2 of the fair value hierarchy or whether it only relates to certain security types or small sub-groups of those types.

The independent auditor’s report relates to all types of securities that we disclosed in Level 2 of the fair value hierarchy.

•

Please also clarify whether the report contains an opinion on the operating effectiveness of the service provider’s controls. It appears from your response that the report may only state that the controls are in place.

The independent auditor’s report for our outside provider also contains an opinion that the service provider’s controls are operating effectively.

2. We note from your response to comment 3 from our letter dated December 1, 2011 that you are supplementing your internal procedures during the fourth quarter to include additional procedures on a quarterly basis. While noting your increased level of controls in this area, we remind you of the requirements to 1) maintain a system of internal control over financial reporting sufficient to provide, among other things, reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and 2) maintain accurate and reasonably detailed books and records.

We note the Staff’s comment and acknowledge that it is our responsibility to 1) maintain a system of internal control over financial reporting sufficient to provide, among other things, reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and 2) maintain accurate and reasonably detailed books and records.

3. We note from your response to comment 7 from our letter dated December 1, 2011 that you believe the outside provider only uses inputs consistent with those used by market participants. Please consider revising future disclosures to further explain whether and when you use quotes from market makers when the standard market inputs are not available.

We note the Staff’s comment and we propose to revise our disclosure in response to the Staff’s comment. In footnote 23 (“Fair Values of Assets and Liabilities”) in our Annual Report on Form 10-K for the year ended December 31, 2011 we intend to replace the current disclosure in the section where we discuss the Company’s valuation methodologies used for assets and liabilities measured at fair value on a recurring basis as follows:

Available-for-sale securities – Fair values for available-for-sale and trading securities are typically based on prices obtained from independent pricing vendors. Securities measured with these valuation techniques are generally classified as Level 2 of the fair value hierarchy. Typically, standard inputs such as benchmark yields, reported trades for similar securities, issuer spreads, benchmark securities, bids, offers and reference data including market research publications are used to fair value a security. When these inputs are not available, broker/dealer quotes may be obtained by the vendor to determine the fair value of the security. We review the vendor’s pricing methodologies to determine if observable market information is being used, versus unobservable inputs. Fair value measurements using significant inputs that are unobservable in the market due to limited activity or a less liquid market are classified as Level 3 in the fair value hierarchy. Such measurements include securities valued using internal valuation techniques where the unobservable inputs are significant to the overall fair value measurement.

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The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please feel free to contact me directly at (847) 615-4047. My fax number is (877)-873-5406, and my email address is lreategui@wintrust.com.

Sincerely,

/s/ Lisa J. Reategui

Lisa J. Reategui

Executive Vice President, General Counsel & Corporate Secretary